FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2021 Second Quarter

(April 1, 2020 through September 30, 2020)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2021 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

November 6, 2020

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	November 12, 2020
Payment date of cash dividends	:	November 27, 2020
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2021 First Half (April 1, 2020 through September 30, 2020)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2021 first half	11,375,223	-25.9	519,981	-62.8	728,815	-55.1	631,189	-46.7	629,368	-45.3	537,170	-49.8
FY2020 first half	15,358,277	—	1,399,218	—	1,621,819	—	1,183,993	—	1,149,540	—	1,069,686	—

	Net income attributable to Toyota Motor Corporation – Basic	Net income attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2021 first half	225.21	223.81
FY2020 first half	407.90	403.51

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2021 second quarter	56,483,801	21,796,070	21,010,831	37.2
FY2020	53,972,363	21,339,012	20,618,888	38.2

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2020	—	100.00	—	120.00	220.00
FY2021	—	105.00
FY2021 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

Breakdown of Annual cash dividends per common share at end of second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6th for further information.

3.	Forecast of Consolidated Results for FY2021 (April 1, 2020 through March 31, 2021)

	(% of change from FY2020)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,000,000	-12.9	1,300,000	-45.8	1,760,000	-37.0	1,420,000	-30.3	508.00

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2021 second quarter 3,262,997,492 shares, FY2020 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period:
FY2021 second quarter 467,038,225 shares, FY2020 496,844,960 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2021 first half 2,794,624,899 shares, FY2020 first half 2,818,172,637 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

The parent company has adopted International Financial Reporting Standards (“IFRS”) for its consolidated financial statements beginning with the first quarter ended June 30, 2020. In addition, consolidated financial statements for the first half ended September 30, 2019 and for the fiscal year ended March 31, 2020 are also presented in accordance with IFRS.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2020	—	132.00	—	132.00	264.00
FY2021	—	132.00
FY2021 (forecast)			—	—	—

(Note)   The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Condensed Quarterly Consolidated Financial Statements and

Notes to Condensed Quarterly Consolidated Financial Statements

1. Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	April 1, 2019	March 31, 2020	September 30, 2020
Assets
Current assets
Cash and cash equivalents	3,602,805	4,098,450	5,514,438
Trade accounts and other receivables	2,954,617	2,648,360	2,710,991
Receivables related to financial services	6,657,367	6,621,604	6,149,428
Other financial assets	2,640,392	2,143,602	3,159,565
Inventories	2,731,040	2,533,892	2,709,366
Income tax receivable	84,574	237,609	244,064
Other current assets	507,654	679,804	575,895

Total current assets	19,178,450	18,963,320	21,063,746

Non-current assets
Investments accounted for using the equity method	3,467,242	4,297,564	3,883,603
Receivables related to financial services	10,281,028	10,417,797	11,068,933
Other financial assets	7,769,740	7,901,517	7,740,041
Property, plant and equipment
Land	1,359,271	1,318,964	1,347,492
Buildings	4,833,278	4,741,451	4,852,130
Machinery and equipment	11,956,773	11,979,449	12,225,528
Vehicles and equipment on operating leases	6,139,163	5,928,833	5,812,866
Construction in progress	656,067	517,460	566,140
Total property, plant and equipment, at cost	24,944,551	24,486,156	24,804,155
Less - Accumulated depreciation and impairment losses	(14,260,446)	(13,952,141)	(14,102,957)
Total property, plant and equipment, net	10,684,105	10,534,016	10,701,198
Right of use assets	396,830	337,335	377,192
Intangible assets	908,737	1,000,257	1,051,104
Deferred tax assets	446,383	326,364	346,796
Other non-current assets	283,889	194,192	251,188

Total non-current assets	34,237,955	35,009,043	35,420,055

Total assets	53,416,405	53,972,363	56,483,801

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

	Yen in millions
	April 1, 2019	March 31, 2020	September 30, 2020
Liabilities
Current liabilities
Trade accounts and other payables	3,856,133	3,498,029	3,606,113
Short-term and current portion of long-term debt	9,701,813	9,906,755	11,399,117
Accrued expenses	1,350,252	1,256,794	1,246,375
Other financial liabilities	475,302	538,740	667,935
Income taxes payable	321,316	212,276	211,834
Liabilities for quality assurance	1,769,514	1,552,970	1,449,433
Other current liabilities	1,008,032	1,176,645	1,162,300

Total current liabilities	18,482,362	18,142,209	19,743,107

Non-current liabilities
Long-term debt	11,342,315	11,434,219	12,151,882
Other financial liabilities	189,957	360,588	331,426
Retirement benefit liabilities	1,002,710	1,022,161	1,050,697
Deferred tax liabilities	1,227,292	1,198,005	984,247
Other non-current liabilities	516,560	476,169	426,373

Total non-current liabilities	14,278,833	14,491,142	14,944,625

Total liabilities	32,761,195	32,633,351	34,687,732

Shareholders’ equity
Common stock	397,050	397,050	397,050
Additional paid-in capital	487,162	489,334	504,514
Retained earnings	20,613,776	22,234,061	22,553,281
Other components of equity	1,016,035	585,549	457,583
Treasury stock	(2,606,925)	(3,087,106)	(2,901,598)

Total Toyota Motor Corporation shareholders’ equity	19,907,100	20,618,888	21,010,831

Non-controlling interests	748,110	720,124	785,239

Total shareholders’ equity	20,655,210	21,339,012	21,796,070

Total liabilities and shareholders’ equity	53,416,405	53,972,363	56,483,801

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

2. Condensed Quarterly Consolidated Statement of Income and

    Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2019	For the first half ended September 30, 2020
Sales revenues
Sales of products	14,277,156	10,317,155
Financial services	1,081,121	1,058,068

Total sales revenues	15,358,277	11,375,223

Costs and expenses
Cost of products sold	11,901,359	9,078,239
Cost of financial services	653,198	599,409
Selling, general and administrative	1,404,502	1,177,594

Total costs and expenses	13,959,059	10,855,242

Operating income	1,399,218	519,981

Share of profit (loss) of investments accounted for using the equity method	199,866	76,390
Other finance income	141,703	167,974
Other finance costs	(22,549)	(23,237)
Foreign exchange gain (loss), net	(83,312)	(12,185)
Other income (loss), net	(13,107)	(107)

Income before income taxes	1,621,819	728,815

Income tax expense	437,827	97,627

Net income	1,183,993	631,189

Net income attributable to
Toyota Motor Corporation	1,149,540	629,368
Non-controlling interests	34,453	1,821

Net income	1,183,993	631,189

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	407.90	225.21

Diluted	403.51	223.81

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income
	Yen in millions
	For the first half ended September 30, 2019	For the first half ended September 30, 2020
Net income	1,183,993	631,189
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	101,311	(10,034)
Remeasurements of defined benefit plans	(5,074)	(2,135)
Share of other comprehensive income of equity method investees	41,855	(41,853)

Total of items that will not be reclassified to profit (loss)	138,093	(54,022)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(268,554)	10,788
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	64,608	(15,099)
Share of other comprehensive income of equity method investees	(48,453)	(35,686)

Total of items that may be reclassified subsequently to profit (loss)	(252,400)	(39,996)

Total other comprehensive income, net of tax	(114,307)	(94,019)

Comprehensive income	1,069,686	537,170

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,041,184	523,192
Non-controlling interests	28,502	13,978

Comprehensive income	1,069,686	537,170

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Income
	Yen in millions
	For the second quarter ended September 30, 2019	For the second quarter ended September 30, 2020
Sales revenues
Sales of products	7,099,592	6,247,300
Financial services	537,412	527,127

Total sales revenues	7,637,004	6,774,427

Costs and expenses
Cost of products sold	5,973,620	5,351,939
Cost of financial services	311,792	274,341
Selling, general and administrative	692,985	642,086

Total costs and expenses	6,978,397	6,268,366

Operating income	658,607	506,061

Share of profit (loss) of investments accounted for using the equity method	95,122	88,962
Other finance income	64,152	53,185
Other finance costs	(12,707)	(13,225)
Foreign exchange gain (loss), net	(20,252)	(20,695)
Other income (loss), net	(14,087)	(3,706)

Income before income taxes	770,834	610,582

Income tax expense	218,224	128,841

Net income	552,610	481,741

Net income attributable to
Toyota Motor Corporation	530,409	470,525
Non-controlling interests	22,201	11,216

Net income	552,610	481,741

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	189.08	168.29

Diluted	187.12	166.68

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income
	Yen in millions
	For the second quarter ended September 30, 2019	For the second quarter ended September 30, 2020
Net income	552,610	481,741
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	38,594	(154,116)
Remeasurements of defined benefit plans	(321)	(557)
Share of other comprehensive income of equity method investees	(3,159)	44,568

Total of items that will not be reclassified to profit (loss)	35,113	(110,106)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(97,399)	(54,531)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	24,720	(19,113)
Share of other comprehensive income of equity method investees	(37,355)	6,022

Total of items that may be reclassified subsequently to profit (loss)	(110,034)	(67,622)

Total other comprehensive income, net of tax	(74,921)	(177,728)

Comprehensive income	477,690	304,013

Comprehensive income for the period attributable to
Toyota Motor Corporation	458,635	296,935
Non-controlling interests	19,055	7,079

Comprehensive income	477,690	304,013

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

3. Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2019

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2019	397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income	—	—	1,149,540	—	—	1,149,540	34,453	1,183,993
Other comprehensive income, net of tax	—	—	—	(108,356)	—	(108,356)	(5,951)	(114,307)

Total comprehensive income	—	—	1,149,540	(108,356)	—	1,041,184	28,502	1,069,686

Transactions with owners and other
Dividends paid	—	—	(339,893)	—	—	(339,893)	(38,837)	(378,730)
Repurchase of treasury stock	—	—	—	—	(300,153)	(300,153)	—	(300,153)
Equity transactions and other	—	3,979	—	—	—	3,979	(12,679)	(8,700)

Total transactions with owners and other	—	3,979	(339,893)	—	(300,153)	(636,067)	(51,516)	(687,583)

Reclassification to retained earnings	—	—	(1,308)	1,308	—	—	—	—

Balances at September 30, 2019	397,050	491,142	21,422,115	908,987	(2,907,078)	20,312,216	725,096	21,037,312

For the first half ended September 30, 2020
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	629,368	—	—	629,368	1,821	631,189
Other comprehensive income, net of tax	—	—	—	(106,176)	—	(106,176)	12,157	(94,019)

Total comprehensive income	—	—	629,368	(106,176)	—	523,192	13,978	537,170

Transactions with owners and other
Dividends paid	—	—	(331,938)	—	—	(331,938)	(32,583)	(364,521)
Repurchase of treasury stock	—	—	—	—	(35)	(35)	—	(35)
Reissuance of treasury stock	—	15,039	—	—	185,543	200,582	—	200,582
Change in scope of consolidation	—	—	—	—	—	—	67,762	67,762
Equity transactions and other	—	141	—	—	—	141	15,958	16,099

Total transactions with owners and other	—	15,180	(331,938)	—	185,508	(131,250)	51,138	(80,112)

Reclassification to retained earnings	—	—	21,790	(21,790)	—	—	—	—

Balances at September 30, 2020	397,050	504,514	22,553,281	457,583	(2,901,598)	21,010,831	785,239	21,796,070

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

4. Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2019	For the first half ended September 30, 2020
Cash flows from operating activities
Net income	1,183,993	631,189
Depreciation and amortization	783,868	810,588
Interest income and interest costs related to financial services, net	(87,955)	(99,035)
Share of profit (loss) of investments accounted for using the equity method	(199,866)	(76,390)
Income tax expense	437,827	97,627
Changes in operating assets and liabilities, and other	(538,213)	(120,227)
Interest received	390,299	383,627
Dividends received	230,037	207,457
Interest paid	(246,991)	(230,791)
Income taxes paid, net of refunds	(392,575)	(314,530)

Net cash provided by (used in) operating activities	1,560,424	1,289,514

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(649,398)	(611,362)
Additions to equipment leased to others	(1,199,913)	(958,611)
Proceeds from sales of fixed assets excluding equipment leased to others	17,772	20,587
Proceeds from sales of equipment leased to others	727,933	640,001
Additions to intangible assets	(133,622)	(139,051)
Additions to public and corporate bonds and stocks	(652,446)	(1,120,804)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,243,066	1,260,560
Other, net	(241,679)	(1,013,142)

Net cash provided by (used in) investing activities	(888,287)	(1,921,821)

Cash flows from financing activities
Increase (decrease) in short-term debt	15,266	(542,499)
Proceeds from long-term debt	2,680,720	5,351,917
Payments of long-term debt	(2,174,766)	(2,613,277)
Dividends paid to Toyota Motor Corporation common shareholders	(339,893)	(331,938)
Dividends paid to non-controlling interests	(38,837)	(32,583)
Reissuance (repurchase) of treasury stock	(300,153)	199,965

Net cash provided by (used in) financing activities	(157,663)	2,031,585

Effect of exchange rate changes on cash and cash equivalents	(90,451)	16,710

Net increase (decrease) in cash and cash equivalents	424,023	1,415,987

Cash and cash equivalents at beginning of period	3,602,805	4,098,450

Cash and cash equivalents at end of period	4,026,828	5,514,438

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

6. First-Time Adoption

Transition to reporting in accordance with IFRS

Toyota Motor Corporation (“TMC”) has prepared its condensed consolidated financial statements in accordance with IFRS from the first quarter ended June 30, 2020.

Up to the fiscal year ended March 31, 2020, TMC and its consolidated subsidiaries (“Toyota”) prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The date of the transition to IFRS (“Transition Date”) was April 1, 2019.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary and mandatory exemptions from full retrospective applications. TMC elected such exemptions with respect to the following items.

Business combination -

IFRS 3 “Business Combinations”, was not applied retrospectively to business combinations that occurred before the Transition Date.

Foreign currency translation adjustments of foreign operations -

The cumulative foreign currency translation adjustments were reclassified from other comprehensive income to retained earnings as of the Transition Date.

Designation of equity financial assets -

Equity financial assets recognized before the Transition Date were designated as financial assets measured at fair value through other comprehensive income based on the facts and circumstances that existed as of the Transition Date.

Deemed cost -

IFRS 1 permits a first time adopter to elect to use fair value at the Transition Date as deemed cost for items of property, plant and equipment. For some property, plant and equipment, the fair value at the Transition Date is used as deemed cost.

Recognition of right of use assets and lease liabilities -

When a first time adopter that is a lessee recognizes right of use assets and lease liabilities, it is permitted to measure right of use assets and lease liabilities at the Transition Date under IFRS 1. Toyota measured all lease liabilities at the Transition Date, using the present value of the remaining lease payments discounted by the lessee’s incremental borrowing rate at the Transition Date. Toyota measured right of use assets at the Transition Date, making them equal to the lease liabilities.

For leases for which the lease term ends within 12 months of the Transition Date, lease payments associated with those leases were recognized as profit or loss on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of U.S. GAAP to IFRS

Toyota has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements or quarterly consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of equity as of the transition date (April 1, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,574,704	—	28,101	3,602,805		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	568,156	13,728	2,954,617	A	Trade accounts and other receivables
Other receivables	568,156	(568,156)	—	—	A
Finance receivables, net	6,647,771	—	9,596	6,657,367		Receivables related to financial services
Time deposits	1,126,352	1,508,812	5,228	2,640,392	B,C,D	Other financial assets
Marketable securities	1,127,160	(1,127,160)	—	—	B
Inventories	2,656,396	—	74,644	2,731,040	a	Inventories
	—	84,281	293	84,574	E	Income tax receivable
Prepaid expenses and other current assets	805,964	(297,502)	(807)	507,654	C,D,E	Other current assets

Total current assets	18,879,237	168,431	130,781	19,178,450		Total current assets

						Non-current assets
Investments in affiliated companies	3,313,723	54,004	99,516	3,467,242		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,281,118	—	(90)	10,281,028		Receivables related to financial services
Marketable securities and other securities investments	7,479,926	238,009	51,806	7,769,740	D,F,G,b	Other financial assets
Employees receivables	21,683	(21,683)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,386,308	1,353	(28,391)	1,359,271	c	Land
Buildings	4,802,175	(14,489)	45,593	4,833,278		Buildings
Machinery and equipment	11,857,425	(6,097)	105,445	11,956,773		Machinery and equipment
Vehicles and equipment on operating leases	6,139,163	—	—	6,139,163		Vehicles and equipment on operating leases
Construction in progress	651,713	61	4,293	656,067		Construction in progress

Total property, plant and equipment, at cost	24,836,784	(19,172)	126,939	24,944,551		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(14,151,290)	(8,140)	(101,016)	(14,260,446)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,685,494	(27,313)	25,923	10,684,105		Total property, plant and equipment, net

	—	27,313	369,517	396,830	d	Right of use assets
	—	297,394	611,343	908,737	G,e	Intangible assets
	—	501,872	(55,489)	446,383	G,f	Deferred tax assets
Other	1,275,768	(991,888)	9	283,889	G	Other non-current assets

	33,057,712	77,709	1,102,535	34,237,955		Total non-current assets

Total assets	51,936,949	246,140	1,233,316	53,416,405		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,645,984	1,180,657	29,492	3,856,133	H	Trade accounts and other payables
Other payables	1,102,802	(1,102,802)	—	—	H
Short-term borrowings	5,344,973	4,254,260	102,580	9,701,813	I,d	Short-term and current portion of long-term debt
Current portion of long-term debt	4,254,260	(4,254,260)	—	—	I
Accrued expenses	3,222,446	(1,870,433)	(1,761)	1,350,252	J	Accrued expenses
	—	475,409	(107)	475,302	D,K	Other financial liabilities
Income taxes payable	320,998	—	318	321,316		Income taxes payable
	—	1,769,275	239	1,769,514	J	Liabilities for quality assurance
Other current liabilities	1,335,475	(339,131)	11,688	1,008,032	D,K	Other current liabilities

Total current liabilities	18,226,938	112,975	142,449	18,482,362		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,550,945	498,073	293,298	11,342,315	L,d	Long-term debt
	—	189,957	—	189,957	D	Other financial liabilities
Accrued pension and severance costs	963,406	37,532	1,771	1,002,710		Retirement benefit liabilities
Deferred income taxes	1,014,851	11,670	200,771	1,227,292	f	Deferred tax liabilities
Other long-term liabilities	615,599	(105,994)	6,955	516,560		Other non-current liabilities

Total long-term liabilities	13,144,801	631,238	502,794	14,278,833		Total non-current liabilities

Total liabilities	31,371,739	744,213	645,244	32,761,195		Total liabilities

Mezzanine equity	498,073	(498,073)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,162	—	—	487,162		Additional paid-in capital
Retained earnings	21,987,515	—	(1,373,738)	20,613,776	j	Retained earnings
Accumulated other comprehensive income (loss)	(916,650)	—	1,932,686	1,016,035	b,g,h	Other components of equity
Treasury stock, at cost	(2,606,925)	—	—	(2,606,925)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,348,152	—	558,947	19,907,100		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	718,985	—	29,125	748,110		Non-controlling interests

Total shareholders’ equity	20,067,137	—	588,072	20,655,210		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	20,565,210	(498,073)	588,072	20,655,210

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	246,140	1,233,316	53,416,405		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of equity as of the end of the second quarter (September 30, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,979,764	—	47,064	4,026,828		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,228,524	549,874	578	2,778,976	A	Trade accounts and other receivables
Other receivables	549,874	(549,874)	—	—	A
Finance receivables, net	6,558,020	—	7,919	6,565,939		Receivables related to financial services
Time deposits	1,334,616	1,298,763	3,257	2,636,635	B,C,D	Other financial assets
Marketable securities	876,440	(876,440)	—	—	B
Inventories	2,576,968	—	7,966	2,584,934	a	Inventories
	—	80,888	314	81,201	E	Income tax receivable
Prepaid expenses and other current assets	872,710	(295,432)	238	577,515	C,D,E	Other current assets

Total current assets	18,976,916	207,778	67,334	19,252,028		Total current assets

						Non-current assets
Investments in affiliated companies	3,392,862	58,924	105,208	3,556,994		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,396,209	—	(988)	10,395,221		Receivables related to financial services
Marketable securities and other securities investments	7,220,663	255,864	55,571	7,532,098	D,F,G,b	Other financial assets
Employees receivables	21,790	(21,790)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,362,252	239	(30,361)	1,332,129	c	Land
Buildings	4,755,496	(5,385)	34,013	4,784,125		Buildings
Machinery and equipment	11,791,699	(32,720)	86,098	11,845,077		Machinery and equipment
Vehicles and equipment on operating leases	5,947,228	—	72	5,947,300		Vehicles and equipment on operating leases
Construction in progress	646,680	59	1,329	648,069		Construction in progress

Total property, plant and equipment, at cost	24,503,355	(37,807)	91,151	24,556,699		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(13,907,954)	(796)	(99,579)	(14,008,330)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,595,401	(38,603)	(8,429)	10,548,370		Total property, plant and equipment, net

	—	373,157	188	373,346	G	Right of use assets
	—	322,776	610,328	933,104	G,e	Intangible assets
	—	477,324	(33,731)	443,593	G,f	Deferred tax assets
Other	1,636,237	(1,311,528)	(8,900)	315,809	G	Other non-current assets

	33,263,162	116,125	719,247	34,098,534		Total non-current assets

Total assets	52,240,078	323,903	786,581	53,350,562		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,546,545	979,637	15,528	3,541,710	H	Trade accounts and other payables
Other payables	937,139	(937,139)	—	—	H
Short-term borrowings	5,198,456	4,514,511	(28,502)	9,684,465	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,453,335	(4,453,335)	—	—	I
Accrued expenses	3,064,629	(1,756,874)	18,783	1,326,537	J	Accrued expenses
	—	513,943	(5,748)	508,195	D,K	Other financial liabilities
Income taxes payable	277,766	—	3,226	280,992		Income taxes payable
	—	1,641,716	(1,623)	1,640,092	J	Liabilities for quality assurance
Other current liabilities	1,454,390	(338,063)	(766)	1,115,561	D,K	Other current liabilities

Total current liabilities	17,932,260	164,395	898	18,097,553		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,340,214	774,994	1,356	11,116,565	L,M	Long-term debt
	—	257,775	—	257,775	D	Other financial liabilities
Accrued pension and severance costs	969,810	37,633	7,606	1,015,049		Retirement benefit liabilities
Deferred income taxes	1,092,125	11,288	232,544	1,335,957	f	Deferred tax liabilities
Other long-term liabilities	903,352	(420,438)	7,438	490,352	M	Other non-current liabilities

Total long-term liabilities	13,305,501	661,252	248,944	14,215,697		Total non-current liabilities

Total liabilities	31,237,761	825,647	249,842	32,313,250		Total liabilities

Mezzanine equity	501,744	(501,744)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	491,142	—	—	491,142		Additional paid-in capital
Retained earnings	22,913,956	—	(1,491,841)	21,422,115	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,099,428)	—	2,008,414	908,987	b,g,h	Other components of equity
Treasury stock, at cost	(2,907,078)	—	—	(2,907,078)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,795,642	—	516,574	20,312,216		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	704,931	—	20,165	725,096		Non-controlling interests

Total shareholders’ equity	20,500,573	—	536,739	21,037,312		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,002,317	(501,744)	536,739	21,037,312

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,240,078	323,903	786,581	53,350,562		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of equity as of the end of the prior period (March 31, 2020)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	4,190,518	—	(92,068)	4,098,450		Cash and cash equivalents
Trade accounts and notes receivables, less allowance for doubtful accounts	2,094,894	564,854	(11,389)	2,648,360	A	Trade accounts and other receivables
Other receivables	564,854	(564,854)	—	—	A
Finance receivables, net	6,614,171	—	7,433	6,621,604		Receivables related to financial services
Time deposits	828,220	1,316,339	(958)	2,143,602	B,C,D	Other financial assets
Marketable securities	678,731	(678,731)	—	—	B
Inventories	2,434,918	—	98,974	2,533,892	a	Inventories
	—	237,333	275	237,609	E	Income tax receivable
Prepaid expenses and other current assets	1,236,225	(578,614)	22,193	679,804	C,D,E	Other current assets

Total current assets	18,642,531	296,327	24,462	18,963,320		Total current assets

						Non-current assets
Investments in affiliated companies	4,123,453	81,731	92,380	4,297,564		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,423,858	49	(6,109)	10,417,797		Receivables related to financial services
Marketable securities and other securities investments	7,348,651	502,296	50,570	7,901,517	D,F,G,b	Other financial assets
Employees receivables	21,484	(21,484)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,346,988	165	(28,189)	1,318,964	c	Land
Buildings	4,730,783	(19,860)	30,528	4,741,451		Buildings
Machinery and equipment	11,939,121	(43,092)	83,419	11,979,449		Machinery and equipment
Vehicles and equipment on operating leases	5,929,233	—	(400)	5,928,833		Vehicles and equipment on operating leases
Construction in progress	510,963	60	6,438	517,460		Construction in progress

Total property, plant and equipment, at cost	24,457,088	(62,728)	91,797	24,486,156		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(13,855,563)	2,355	(98,933)	(13,952,141)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,601,525	(60,373)	(7,136)	10,534,016		Total property, plant and equipment, net

	—	337,442	(107)	337,335	G	Right of use assets
	—	374,263	625,994	1,000,257	G,e	Intangible assets
	—	354,785	(28,420)	326,364	G,f	Deferred tax assets
Other	1,518,934	(1,331,576)	6,834	194,192	G	Other non-current assets

	34,037,905	237,133	734,005	35,009,043		Total non-current assets

Total assets	52,680,436	533,460	758,468	53,972,363		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,434,180	1,064,224	(375)	3,498,029	H	Trade accounts and other payables
Other payables	1,020,270	(1,020,270)	—	—	H
Short-term borrowings	5,286,026	4,611,537	9,192	9,906,755	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,574,045	(4,574,045)	—	—	I
Accrued expenses	2,926,052	(1,689,158)	19,901	1,256,794	J	Accrued expenses
	—	546,378	(7,637)	538,740	D,K	Other financial liabilities
Income taxes payable	218,117	—	(5,841)	212,276		Income taxes payable
	—	1,553,816	(846)	1,552,970	J	Liabilities for quality assurance
Other current liabilities	1,443,687	(252,101)	(14,942)	1,176,645	D,K	Other current liabilities

Total current liabilities	17,902,377	240,382	(549)	18,142,209		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,692,898	739,633	1,688	11,434,219	L,M	Long-term debt
	—	360,588	—	360,588	D	Other financial liabilities
Accrued pension and severance costs	978,626	41,356	2,179	1,022,161		Retirement benefit liabilities
Deferred income taxes	1,043,169	1,487	153,349	1,198,005	f	Deferred tax liabilities
Other long-term liabilities	821,515	(345,816)	471	476,169	M	Other non-current liabilities

Total long-term liabilities	13,536,208	797,247	157,687	14,491,142		Total non-current liabilities

Total liabilities	31,438,585	1,037,629	157,138	32,633,351		Total liabilities

Mezzanine equity	504,169	(504,169)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	489,334	—	—	489,334		Additional paid-in capital
Retained earnings	23,427,613	—	(1,193,552)	22,234,061	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,166,273)	—	1,751,822	585,549	b,g,h	Other components of equity
Treasury stock, at cost	(3,087,106)	—	—	(3,087,106)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,060,618	—	558,270	20,618,888		Total Toyota Motor Corporation Shareholders’ equity

Noncontrolling interests	677,064	—	43,060	720,124		Non-controlling interests

Total shareholders’ equity	20,737,682	—	601,330	21,339,012		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,241,851	(504,169)	601,330	21,339,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	533,460	758,468	53,972,363		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of net profit or loss for the first half ended September 30 (from April 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	14,206,661	—	70,495	14,277,156	i	Sales of products
Financing operations	1,078,934	—	2,187	1,081,121		Financial services

Total net revenues	15,285,595	—	72,682	15,358,277		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	11,840,365	(7,082)	68,076	11,901,359	i	Cost of products sold
Cost of financing operations	654,126	—	(928)	653,198		Cost of financial services
Selling, general and administrative	1,386,768	(2,065)	19,798	1,404,502		Selling, general and administrative

Total costs and expenses	13,881,259	(9,146)	86,946	13,959,059		Total costs and expenses

Operating income	1,404,336	9,146	(14,264)	1,399,218		Operating income

Other income (expense)
	—	205,952	(6,086)	199,866		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	126,221	14,653	830	141,703		Other finance income
Interest expense	(14,846)	(1,377)	(6,326)	(22,549)		Other finance costs
Foreign exchange gain (loss), net	(61,167)	—	(22,145)	(83,312)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	145,427	—	(145,427)	—	b
Other income (loss), net	(16,486)	(22,422)	25,801	(13,107)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	1,583,485	205,952	(167,617)	1,621,819		Income before income taxes

Provision for income taxes	474,648	—	(36,821)	437,827	b	Income tax expense
Equity in earnings of affiliated companies	205,952	(205,952)	—	—

Net income	1,314,789	—	(130,796)	1,183,993		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	1,274,976	—	(125,436)	1,149,540		Toyota Motor Corporation
Net income attributable to noncontrolling interests	39,813	—	(5,360)	34,453		Non-controlling interests

	1,314,789	—	(130,796)	1,183,993		Net income

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of other comprehensive income for the first half ended September 30 (from April 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	1,314,789	—	(130,796)	1,183,993		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	65,567	(65,567)	101,311	101,311	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	1,200	(362)	(5,911)	(5,074)		Remeasurements of defined benefit plans
	—	362	41,493	41,855		Shares of other comprehensive income of equity method investees

	66,767	(65,567)	136,893	138,093		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(251,656)	(47,239)	30,340	(268,554)		Exchange differences on translating foreign operations
	—	65,567	(960)	64,608		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	47,239	(95,692)	(48,453)		Shares of other comprehensive income of equity method investees

	(251,656)	65,567	(66,312)	(252,400)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(184,889)	—	70,582	(114,307)		Total other comprehensive income, net of tax

Comprehensive income	1,129,900	—	(60,214)	1,069,686		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,092,198	—	(51,015)	1,041,184		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	37,702	—	(9,200)	28,502		Non-controlling interests

	1,129,900	—	(60,214)	1,069,686		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of net profit or loss for the second quarter ended September 30 (from July 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	7,102,868	—	(3,276)	7,099,592	i	Sales of products
Financing operations	536,636	—	776	537,412		Financial services

Total net revenues	7,639,504	—	(2,500)	7,637,004		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	5,970,713	(3,437)	6,344	5,973,620	i	Cost of products sold
Cost of financing operations	313,688	—	(1,896)	311,792		Cost of financial services
Selling, general and administrative	692,718	(1,051)	1,318	692,985		Selling, general and administrative

Total costs and expenses	6,977,119	(4,487)	5,766	6,978,397		Total costs and expenses

Operating income	662,385	4,487	(8,265)	658,607		Operating income

Other income (expense)
	—	96,399	(1,277)	95,122		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	51,830	12,294	29	64,152		Other finance income
Interest expense	(10,495)	271	(2,483)	(12,707)		Other finance costs
Foreign exchange gain (loss), net	(3,159)	—	(17,093)	(20,252)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	54,656	—	(54,656)	—	b
Other income (loss), net	(13,482)	(17,052)	16,447	(14,087)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	741,735	96,399	(67,299)	770,834		Income before income taxes

Provision for income taxes	225,019	—	(6,794)	218,224	b	Income tax expense
Equity in earnings of affiliated companies	96,399	(96,399)	—	—

Net income	613,115	—	(60,505)	552,610		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	592,002	—	(61,593)	530,409		Toyota Motor Corporation
Net income attributable to noncontrolling interests	21,113	—	1,088	22,201		Non-controlling interests

	613,115	—	(60,505)	552,610		Net income

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of other comprehensive income for the second quarter ended September 30 (from July 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	613,115	—	(60,505)	552,610		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	25,114	(25,114)	38,594	38,594	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	3,762	(455)	(3,628)	(321)		Remeasurements of defined benefit plans
	—	455	(3,614)	(3,159)		Shares of other comprehensive income of equity method investees

	28,876	(25,114)	31,352	35,113		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(108,650)	(111,958)	123,208	(97,399)		Exchange differences on translating foreign operations
	—	25,114	(395)	24,720		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	111,958	(149,312)	(37,355)		Shares of other comprehensive income of equity method investees

	(108,650)	25,114	(26,499)	(110,034)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(79,774)	—	4,853	(74,921)		Total other comprehensive income, net of tax

Comprehensive income	533,341	—	(55,652)	477,690		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	515,063	—	(56,429)	458,635		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	18,278	—	776	19,055		Non-controlling interests

	533,341	—	(55,652)	477,690		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of net profit or loss for prior period (from April 1, 2019 to March 31, 2020)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	27,759,749	—	(66,056)	27,693,693	i	Sales of products
Financing operations	2,170,243	—	2,611	2,172,854		Financial services

Total net revenues	29,929,992	—	(63,445)	29,866,547		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	23,142,744	(12,761)	(26,387)	23,103,596	i	Cost of products sold
Cost of financing operations	1,379,620	—	2,134	1,381,755		Cost of financial services
Selling, general and administrative	2,964,759	(3,391)	20,597	2,981,965		Selling, general and administrative

Total costs and expenses	27,487,123	(16,153)	(3,655)	27,467,315		Total costs and expenses

Operating income	2,442,869	16,153	(59,790)	2,399,232		Operating income

Other income (expense)
	—	271,153	39,094	310,247		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	232,870	77,241	(4,266)	305,846		Other finance income
Interest expense	(32,217)	(2,573)	(12,365)	(47,155)		Other finance costs
Foreign exchange gain (loss), net	(79,020)	—	(15,599)	(94,619)		Foreign exchange gain(loss), net
Unrealized gains (losses) on equity securities	(24,600)	—	24,600	—	b
Other income (loss), net	14,705	(90,821)	(4,491)	(80,607)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,554,607	271,152	(32,817)	2,792,942		Income before income taxes

Provision for income taxes	683,430	—	(1,613)	681,817	b	Income tax expense
Equity in earnings of affiliated companies	271,152	(271,152)	—	—

Net income	2,142,329	—	(31,204)	2,111,125		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,076,183	—	(40,043)	2,036,140		Toyota Motor Corporation
Net income attributable to noncontrolling interests	66,146	—	8,839	74,985		Non-controlling interests

	2,142,329	—	(31,204)	2,111,125		Net income

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Reconciliation of other comprehensive income during prior period (from April 1, 2019 to March 31, 2020)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,142,329	—	(31,204)	2,111,125		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	118,363	(118,363)	(243,853)	(243,853)	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	(60,196)	(612)	17,409	(43,399)		Remeasurements of defined benefit plans
	—	612	61,956	62,568		Shares of other comprehensive income of equity method investees

	58,167	(118,363)	(164,488)	(224,684)		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(333,854)	89,371	(117,614)	(362,098)		Exchange differences on translating foreign operations
	—	118,363	(4,973)	113,390		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(89,371)	54,118	(35,253)		Shares of other comprehensive income of equity method investees

	(333,854)	118,363	(68,469)	(283,961)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(275,687)	—	(232,958)	(508,645)		Total other comprehensive income, net of tax

Comprehensive income	1,866,642	—	(264,162)	1,602,480		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,820,764	—	(265,756)	1,555,009		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	45,878	—	1,594	47,472		Non-controlling interests

	1,866,642	—	(264,162)	1,602,480		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Notes to reconciliation

Changes in presentation -

A.	Other receivables separately presented under U.S. GAAP have been reclassified into trade accounts and other receivables under IFRS.

B.	Marketable securities separately presented under U.S. GAAP have been reclassified into other financial assets in current assets under IFRS.

C.	Other financial assets included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

D.	Derivative assets and liabilities that meet certain requirements are offset under U.S. GAAP. Under IFRS they are presented in gross amount.

E.	Income tax receivable included in prepaid expenses and others current assets under U.S. GAAP are separately presented under IFRS.

F.	Employees receivables separately presented under U.S. GAAP have been reclassified into other financial assets in non-current assets under IFRS.

G.

Right of use assets, intangible assets, deferred tax assets and other financial assets in non-current assets included in other in investment and other assets under U.S. GAAP are separately presented under IFRS.

H.	Other payables separately presented under U.S. GAAP have been reclassified into trade accounts and other payables under IFRS.

I.	Current portion of long-term debt separately presented under U.S. GAAP have been reclassified into short-term and current portion of long-term debt under IFRS.

J.	Liabilities for quality assurance included in accrued expenses under U.S. GAAP are separately presented under IFRS.

K.	Other financial liabilities included in other current liabilities under U.S. GAAP are separately presented under IFRS.

L.	Model AA Class Shares presented as mezzanine equity under U.S. GAAP have been reclassified into long-term debt under IFRS.

M.	Lease liabilities included in other long-term liabilities under U.S. GAAP have been reclassified into long-term debt under IFRS.

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Difference in recognition and measurement -

For the following reconciliation, the related allocation to the non-controlling interests is recorded.

a.	Inventory valuation method

Under U.S. GAAP, inventories of some subsidiaries are calculated using the last-in, first-out method, but under IFRS, they are calculated using the weighted-average method.

b.	Fair value measurement of equity financial assets

Unlisted stocks are recorded at acquisition cost under U.S. GAAP but are measured at fair value through other comprehensive income under IFRS. For equity financial assets, U.S. GAAP recognizes valuation gains and losses, gains and losses on sales and impairment as profit or loss, but under IFRS, changes in fair value are recognized as other comprehensive income.

c.	Deemed cost

In accordance with IFRS 1, Toyota has elected to use fair value at the date of transition as deemed cost for certain items of property, plant and equipment. The carrying amount of property, plant and equipment under U.S. GAAP to which the exemption is applied is 59,456 million yen and the fair value is 21,225 million yen.

d.	Recognition of right of use assets and lease liabilities

Under IFRS, newly recognized right of use assets and lease liabilities are recorded as a result of the adoption of IFRS 16 “Leases”.

e.	Capitalization of costs incurred for development of products

Under U.S. GAAP, development expense is expensed as incurred. Under IFRS, costs incurred for development of products is capitalized if it meets the capitalization requirements.

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

f.	Deferred income taxes

Deferred income taxes have been adjusted due to the other adjustments from U.S. GAAP to IFRS. The adjustment mainly related to 188,837 million yen (as of April 1, 2019), 188,223 million yen (as of September 30, 2019), and 193,271 million yen (as of March 31, 2020) of the capitalization of development costs.

g.	Exchange differences on translating foreign operations

In accordance with the first-time exemption, the cumulative translation differences of foreign operations as of the Transition Date are transferred from other components of equity to retained earnings.

h.	Retirement benefit obligations for defined benefit plans

Under U.S. GAAP, actuarial gains and losses and past service cost are recognized in other comprehensive income when they are incurred and amortized over a certain period of future years. Under IFRS, remeasurements arising from defined benefit plans, including actuarial gains and losses are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. Past service cost is recognized in profit or loss when incurred.

i.	Unification of a reporting period

For certain consolidated subsidiaries and companies accounted for by the equity method that have closing dates different from Toyota, the reporting period has been unified to Toyota’s closing date on the Transition Date.

j.	Reconciliation of retained earnings

	Yen in millions
	Transition Date (April 1, 2019)	Second quarter (September 30, 2019)	Prior fiscal year (March 31, 2020)
b. Fair value measurement of equity instruments	(990,815)	(1,152,830)	(799,568)

g. Exchange differences on translating foreign operations	(649,532)	(649,532)	(649,532)

h. Retirement benefit obligations for defined benefit plans	(265,867)	(264,914)	(324,014)

Subtotal	(1,906,213)	(2,067,276)	(1,773,114)

e. Capitalization of cost incurred for development of product	410,531	420,914	432,202

i. Unification of a reporting period	85,211	93,563	51,480

Others	36,732	60,958	95,880

Total	(1,373,738)	(1,491,841)	(1,193,552)

Subtotal represents reclassification from other components of equity.

TOYOTA MOTOR CORPORATION    FY2021 Second Quarter Financial Summary

Adjustments on the Cash Flows

Additions, collections and sales of receivables from financial services which were classified as cash flows from investing activities under U.S. GAAP are classified as cash flows from operating activities under IFRS.

Supplemental Material for Financial Results for FY2021 Second Quarter (Consolidated)

< IFRS >

	FY2020								FY2021						FY2021
	1Q (2019/4-6)		2Q (2019/7-9)		First Half 6 months (2019/4-9)		12 months (‘19/4-‘20/3)		1Q (2020/4-6)		2Q (2020/7-9)		First Half 6 months (2020/4-9)		Forecast 12 months (‘20/4-‘21/3)
Vehicle Production (thousands of units)	2,311		2,236		4,547		8,820		1,080		1,990		3,070
(Japan) –including Daihatsu & Hino	1,134		1,122		2,256		4,413		679		1,031		1,709
[Daihatsu & Hino]	[265	]	[275	]	[540	]	[1,109	]	[178	]	[269	]	[447	]
(Overseas) –including Daihatsu & Hino	1,178		1,114		2,291		4,406		401		959		1,360
[Daihatsu & Hino]	[124	]	[155	]	[280	]	[545	]	[15	]	[53	]	[68	]
North America	499		456		955		1,807		187		500		687
Europe	174		143		317		674		82		138		220
Asia	386		413		799		1,522		109		230		339
Central and South America	86		69		156		293		10		67		78
Africa	33		32		65		110		13		24		37
Vehicle Sales (thousands of units)	2,318		2,340		4,657		8,955		1,158		1,928		3,086		7,500
(Japan) –including Daihatsu & Hino	555		585		1,140		2,240		385		536		921		2,040
[Daihatsu & Hino]	[158	]	[183	]	[341	]	[657	]	[104	]	[159	]	[263	]	[600	]
(Overseas) –including Daihatsu & Hino	1,762		1,755		3,517		6,715		774		1,392		2,165		5,460
[Daihatsu & Hino]	[65	]	[76	]	[141	]	[285	]	[16	]	[31	]	[47	]	[150	]
North America	744		702		1,446		2,713		285		646		930		2,330
Europe	279		251		530		1,029		141		254		395		930
Asia	410		436		846		1,600		182		274		456		1,190
Central and South America	104		109		212		403		30		66		97		260
Oceania	66		64		130		262		48		51		100		250
Africa	54		63		117		207		24		39		63		170
Middle East	106		128		234		493		62		60		122		330
Other	2		2		3		7		2		2		3
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,709		2,745		5,454		10,457		1,848		2,519		4,366		9,420

Supplemental 1

Supplemental Material for Financial Results for FY2021 Second Quarter (Consolidated)

< IFRS >

	FY2020				FY2021				FY2021
	1Q (2019/4-6)	2Q (2019/7-9)	First Half 6 months (2019/4-9)	12 months (‘19/4-‘20/3)	1Q (2020/4-6)	2Q (2020/7-9)	First Half 6 months (2020/4-9)		Forecast 12 months (‘20/4-‘21/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	107	109	109	108	106	107		as premise:106
Yen to Euro Rate	123	119	121	121	119	124	121		as premise:121
Number of Employees	379,201	376,762	376,762	361,907	369,701	369,604	369,604	(Note 1)
Sales Revenues (billions of yen)	7,721.2	7,637.0	15,358.2	29,866.5	4,600.7	6,774.4	11,375.2		26,000.0
Geographic Information
Japan	4,175.0	4,246.5	8,421.6	16,441.8	2,675.6	3,687.7	6,363.4
North America	2,838.0	2,684.1	5,522.1	10,642.0	1,381.1	2,564.8	3,945.9
Europe	883.2	813.4	1,696.6	3,355.3	471.4	810.5	1,282.0
Asia	1,361.9	1,398.9	2,760.8	5,293.2	906.5	1,149.2	2,055.7
Other	553.8	521.6	1,075.5	2,114.1	281.2	419.1	700.3
Elimination	-2,090.8	-2,027.7	-4,118.6	-7,980.0	-1,115.2	-1,857.0	-2,972.3
Business Segment
Automotive	6,954.5	6,805.4	13,759.9	26,799.7	3,976.4	6,146.2	10,122.6
Financial Services	549.1	542.2	1,091.3	2,193.1	534.9	531.5	1,066.5
All Other	370.0	454.2	824.2	1,504.9	206.0	234.0	440.1
Elimination	-152.4	-164.8	-317.3	-631.2	-116.7	-137.4	-254.1
Operating Income (billions of yen)	740.6	658.6	1,399.2	2,399.2	13.9	506.0	519.9		1,300.0
(Operating Income Ratio) (%)	(9.6)	(8.6)	(9.1)	(8.0)	(0.3)	(7.5)	(4.6)		(5.0)
Geographic Information
Japan	429.9	396.8	826.7	1,585.2	77.4	164.9	242.3
North America	112.6	116.4	229.0	253.2	-68.5	187.3	118.7
Europe	38.6	35.0	73.7	143.8	-21.9	31.6	9.6
Asia	109.1	110.4	219.5	363.5	42.8	93.4	136.2
Other	21.1	24.7	45.9	84.0	-11.7	20.2	8.4
Elimination	29.0	-24.9	4.1	-30.6	-4.0	8.5	4.5
Business Segment
Automotive	617.8	490.4	1,108.2	2,013.1	-86.5	332.2	245.6
Financial Services	109.7	117.2	226.9	283.7	92.2	153.0	245.3
All Other	14.2	28.5	42.7	103.3	9.3	15.3	24.6
Elimination	-1.2	22.4	21.1	-0.9	-1.1	5.3	4.2
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	104.7	95.1	199.8	310.2	-12.5	88.9	76.3		240.0
Income before Income Taxes (billions of yen)	850.9	770.8	1,621.8	2,792.9	118.2	610.5	728.8		1,760.0
(Income before Income Taxes Ratio) (%)	(11.0)	(10.1)	(10.6)	(9.4)	(2.6)	(9.0)	(6.4)		(6.8)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	619.1	530.4	1,149.5	2,036.1	158.8	470.5	629.3		1,420.0
(Net Income Ratio) (%)	(8.0)	(6.9)	(7.5)	(6.8)	(3.5)	(6.9)	(5.5)		(5.5)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	278.9	278.9	610.8	—	293.5	293.5	(Note 2)
Cash Dividends per Share (yen)	—	100	100	220	—	105	105	*
Payout Ratio (%)	—	24.5	24.5	30.2	—	46.6	46.6
Model AA Class Shares
Cash Dividends (billions of yen)	—	6.2	6.2	12.4	—	5.9	5.9	(Note 2)
Cash Dividends per Share (yen)	—	132	132	264	—	132	132
Value of Shares Repurchased (billions of yen)[actual purchase]	54.2	245.7	299.9	499.9	—	—	—	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	199.9	199.9	199.9	—	—	—	(Note 3) (Note 4)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2021 Second Quarter (Consolidated)

< IFRS >

	FY2020				FY2021				FY2021
	1Q (2019/4-6)	2Q (2019/7-9)	First Half 6 months (2019/4-9)	12 months (‘19/4-‘20/3)	1Q (2020/4-6)	2Q (2020/7-9)	First Half 6 months (2020/4-9)		Forecast 12 months (‘20/4-‘21/3)
R&D Expenses (billions of yen)	297.4	286.9	584.4	1,110.3	280.7	286.8	567.6		1,100.0	(Note 5)
Depreciation Expenses (billions of yen)	196.9	192.3	389.3	803.3	204.0	221.0	425.1		880.0	(Note 6)
Geographic Information
Japan	88.6	91.7	180.3	376.5	98.1	109.8	207.9
North America	54.0	44.2	98.2	212.4	59.0	60.6	119.7
Europe	13.2	12.6	25.9	52.5	14.1	15.1	29.2
Asia	32.4	35.7	68.2	129.4	25.9	28.6	54.5
Other	8.5	8.0	16.5	32.3	6.7	6.8	13.6
Capital Expenditures (billions of yen)	272.7	337.9	610.6	1,372.3	260.3	325.2	585.6		1,400.0	(Note 6)
Geographic Information
Japan	144.8	183.4	328.3	747.2	147.1	160.0	307.2
North America	69.8	73.6	143.4	341.2	54.8	107.1	162.0
Europe	19.5	18.0	37.5	103.3	14.8	15.9	30.8
Asia	23.0	44.5	67.5	123.0	35.2	33.0	68.3
Other	15.4	18.3	33.7	57.4	8.3	8.9	17.2
Total Liquid Assets (billions of yen)	9,197.1	9,260.2	9,260.2	8,602.6	9,451.8	10,238.7	10,238.7	(Note 7)
Total Assets (billions of yen)	53,288.7	53,350.5	53,350.5	53,972.3	55,916.5	56,483.8	56,483.8
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,096.3	20,312.2	20,312.2	20,618.8	20,713.9	21,010.8	21,010.8
Return on Equity (%)	12.4	10.5	11.4	10.0	3.1	9.0	6.0
Return on Asset (%)	4.6	4.0	4.3	3.8	1.2	3.3	2.3
Number of Consolidated Subsidiaries (including Structured Entities)				537
Number of Associates and Joint Ventures Accounted for Using the Equity Method				199

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2021 (billions of yen, approximately)	2Q (2020/7-9)	First Half 6 months (2020/4-9)
Effects of Marketing Activities	-160.0	-970.0
Effects of Changes in Exchange Rates	-45.0	-120.0
Cost Reduction Efforts	40.0	50.0
From Engineering	30.0	35.0
From Manufacturing and Logistics	10.0	15.0
Increase or Decrease in Expenses and Expense Reduction Efforts	40.0	115.0
Other	-27.5	45.8
(Changes in Operating Income)	-152.5	-879.2
Non-operating Income	-7.7	-13.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-6.1	-123.4
Income tax expense, Net Income Attributable to Non-controlling Interests	100.3	372.8
(Changes in Net Income Attributable to Toyota Motor Corporation)	-59.8	-520.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request). This does not include the commission fees incurred for the repurchase
(Note 4)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

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